

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Keith Marchiando
Chief Financial Officer
Zivo Bioscience, Inc.
21 East Long Lake Road, Suite 100
Bloomfield Hills, Michigan 48304

> **Re: Zivo Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 28, 2023**
> **File No. 333-273493**

Dear Keith Marchiando:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey H. Kuras